May 5, 2010

Sent by U.S. Mail and Facsimile (202)274-2000
Mail-Stop 4561

Mr. Richard A. Foss
President and Chief Executive Officer
Jacksonville Bancorp, Inc.
1211 West Morton Avenue
Jacksonville, Illinois 62650

Re: Jacksonville Bancorp, Inc.
          Amendment No. 1 to Form S-1
          Filed April 30, 2010
          File No. 333-165466

Dear Mr. Foss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Selected Consolidated Financial and Other Data of Jacksonville Bancorp and Subsidiary, page 33

1. Please revise to include footnote 5 with this table.

One-to-four family mortgage loans, page 74

2. We note your disclosure on page 69 that you sell a significant portion of your fixed rate loans directly to Freddie Mac as well as your disclosure on page 72 that

you offer these types of loans as an alternative to customers that may not qualify for fixed rate loans. In light of this practice, please revise to disclose whether you underwrite your variable rate loans at the initially offered rate or at a higher rate and provide more specific information regarding how you choose the rate at which you do underwrite these loans. For example, provide additional information on how you consider loan-to value ratios, debt to income ratios, etc. and quantify this information where possible. Please revise to disclose how you consider this underwriting practice in your determination of the allowance for loan losses. Considering the overall significance of variable rate loans to your total loan portfolio as disclosed on page 76, please similarly discuss your underwriting practices for variable loans other than one-to-four family mortgages.

Commercial and Agricultural Real Estate and Multi-Family Real Estate Loans, page 73

3. Please revise to disclose the balance of loans modified and not accounted for as troubled debt restructurings and disclose how you concluded that these loans should not be accounted for as such. Disclose the reasons for these modifications and clarify whether you collect both the principle and all contractual interest due, including that accrued during the period of extension, at the end of the loan term. Disclose whether the borrowers who receive a reduction of an interest rate to a rate not less than market would qualify for such rates if these loans were newly originated. Disclose the criteria considered in concluding that a modification is short-term or long-term.

Analysis of the Allowance for Loan Losses, page 86

4. Please revise to disclose why you believe the circumstances surrounding the 3 non-performing relationships to be borrower specific and not related to the overall condition of the economy such that those conditions would not have a continuing impact on your loan losses.

Consolidated Financial Statements
Note 17: Disclosures about Fair Value of Assets and Liabilities, page F-39

5. Please refer to our previous comment 16 in our letter dated April 7, 2010. Although your foreclosed assets may not be material to total assets, they are material to nonperforming assets for both 2009 and 2008 and appear to have significantly increased during the first quarter of 2010. Therefore, please revise to provide the previously requested disclosures. We note on page 80 that foreclosed assets totaled $383 thousand at December 31, 2009. Therefore, please clarify your response that you only carried $289 thousand in foreclosed assets held for sale at that date.

    *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Rebekah Moore at (202) 551-3303 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Michael R. Clampitt at (202) 551-3434 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief
Financial Services Group

CC: Alan Schick, Esq.
       Luse Gorman Pomerenk & Schick P.C.
       5335 Wisconsin Avenue, N.W., Suite 780
       Washington, DC 20015
       Phone (202) 274-2008